SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 6th AIRCRAFT FOR GLASGOW (PRESTWICK) AFTER FLYGLOBESPAN COLLAPSES

new FUERTEVENTURA route FROM MAR '10

500,000 £5 JANUARY SEAT SALE

Ryanair, the world's favourite airline, announced today (18th Dec 09) that it will base a 6th aircraft in Glasgow (Prestwick) and open a new route to Fuerteventura from March next after the collapse of Flyglobespan. Ryanair's six Glasgow (Prestwick) based aircraft will deliver 2m passengers p.a. and sustain 2,000 Glasgow jobs including 300 direct Ryanair jobs.

Ryanair's sixth aircraft will focus on routes once offered by Flyglobespan to/from Alicante, Faro, Fuerteventura, Gran Canaria, Lanzarote, Malaga, Palma and Tenerife, which are available for booking on www.ryanair.com.

Ryanair celebrated its sixth aircraft and its new Fuerteventura route by extending its 500,000 £5 January seat sale on www.ryanair.com  to midnight Sunday (20th Dec), for travel on Tuesdays, Wednesdays and Thursdays in January.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce a sixth aircraft and a new sun route for Glasgow Prestwick which will ensure that Glasgow holidaymakers can still jet to sun destinations in Alicante, Faro, Fuerteventura, Gran Canaria, Lanzarote, Malaga, Palma and Tenerife. Ryanair will deliver 2m passengers to/from Glasgow Prestwick which will sustain 2,000 local jobs.

"To celebrate this new aircraft and route Ryanair is extending its 500,000 £5 January seat sale, for travel across Europe in the new year, until midnight Sunday. Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com".

New Ryanair routes
Glasgow (Prestwick)
Route	Begin
Fuerteventura	Mar 10

Glasgow (PIK) sun routes
Alicante
Faro
Gran Canaria
Lanzarote
Malaga

Ends.                                              Friday, 18th December 2009

For further information:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 December 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary